SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Oramed Pharmaceuticals Inc.

(Name of Issuer)

Common Stock par value $0.012 per share

(Title of Class of Securities)

68403P203

(CUSIP Number)

Nadav Kidron

c/o Oramed Pharmaceuticals Inc.

Hi-Tech Park 2/4 Givat Ram

PO Box 39098

Jerusalem, Israel 91390

(+972) 2-566-0001

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68403P203	Schedule 13D/A	Page 2 of 6 Pages

1.	Names of Reporting Persons Nadav Kidron
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check If Disclosure of Legal Proceedings is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,183,685(1)
	8.	Shared Voting Power 1,155,367(2)
	9.	Sole Dispositive Power 1,183,685(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,339,052
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 17.9%(3)
14.	Type of Reporting Person IN

CUSIP No. 68403P203	Schedule 13D/A	Page 3 of 6 Pages

(1) Includes 263,184 shares of Common Stock issuable upon the exercise of outstanding stock options and 53,039 RSUs, all exercisable within 60 days of December 28, 2015.

(2) Consists of 1,155,367 shares of Common Stock owned of record by Hefei Tianhui Incubator of Technologies Co., Ltd.

(3) Based on an aggregate of 13,364,651 shares of Common Stock, which includes 13,048,478  shares of Common Stock that the Issuer advised were issued and outstanding as of December 28, 2015 and 316,173 shares of Common Stock which may be acquired within 60 days of December 28, 2015, as described in footnote 1 above.

This Amendment No. 3 to Schedule 13D, which amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 11, 2013 and Amendment No. 2 to Schedule 13D filed with the SEC on February 3, 2014 (as amended, the “Schedule 13D”) by Nadav Kidron (the “Reporting Person”), is being filed to reflect a material increase in the percentage of the Common Stock, $0.012 par value per share (the “Common Stock”), of Oramed Pharmaceuticals Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Person, in light of the issuance of shares of Common Stock pursuant to a Securities Purchase Agreement entered between the Issuer and Hefei Tianhui Incubator of Technologies Co., Ltd. (“HTIT”) on November 30, 2015 (the “SPA”), which appoints the Reporting Person as proxy and attorney in fact of HTIT with respect to such shares, as described in Item 6 below.

Item 1.	Security and Issuer.

This Amendment No. 3 relates to the Common Stock of the Issuer.

The principal executive offices of the Issuer are located at Hi-Tech Park 2/4, Givat Ram, Jerusalem, 91390 Israel.

Item 2.	Identity and Background.

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Person, except for his current residence address, which is 12 Eliezer Hagadol St., Jerusalem, Israel 9359038.

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable.  As described above, the events giving rise to the requirement of the Reporting Person to file this Amendment No. 3 did not involve any purchases effected by the Reporting Person with respect to the Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Under the SPA, the Reporting Person was appointed as proxy and attorney in fact of HTIT, as more fully described in Item 6 below. A copy of the SPA is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

CUSIP No. 68403P203	Schedule 13D/A	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided herein is based on 13,364,651 shares of Common Stock outstanding, which includes 13,048,478 shares of Common Stock that the Issuer advised were issued and outstanding as of December 28, 2015 and 316,173 shares of Common Stock which may be acquired by the Reporting Person within 60 days of December 28, 2015, as set forth below.

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 of page 2.

The aggregate number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person is 2,339,052, which represents approximately 17.9% of the aggregate number of shares of Common Stock issued and outstanding and acquirable by the Reporting Person upon the exercise of options to purchase shares of the Common Stock. This includes 864,312 shares of Common Stock of the Issuer acquired by the Reporting Person on March 3, 2006 pursuant to a private placement. In addition, the Issuer has granted to the Reporting Person options to purchase shares of Common Stock (“Options”) to purchase an aggregate of 263,134 shares of Common Stock of the Issuer. The Issuer granted Options to the Reporting Person as follows:

●	On August 2, 2007, the Issuer granted 70,834 Options to the Reporting Person (all such Options have since expired).

●	On May 7, 2008, the Issuer granted 72,000 Options to the Reporting Person under the Issuer's 2008 Stock Incentive Plan (the "2008 Plan") at an exercise price of $6.48 per share; 12,000 of such Options vested immediately on the date of grant and the remainder vested in twenty equal monthly installments, commencing on June 30, 2008. The Options have an expiration date of May 7, 2018.

●	On April 21, 2010, the Issuer granted 72,000 Options to the Reporting Person under the 2008 Plan at an exercise price of $5.88 per share; 9,000 of such Options vested immediately on the date of grant and the remainder vested in twenty-one equal monthly installments, commencing on May 31, 2010. The Options have an expiration date of April 20, 2020.

●	On August 8, 2012, the Issuer granted 72,000 Options to the Reporting Person under the 2008 Plan at an exercise price of $4.08 per share; 21,000 of such Options vested immediately on the date of grant and the remainder vests in seventeen equal monthly installments, commencing on August 31, 2012. The Options have an expiration date of August 8, 2022.

●	On April 9, 2014, the Issuer granted 47,134 Options to the Reporting Person under the 2008 Plan at an exercise price of $12.45 per share; 15,710 of the Options vested on the April 30, 2014, and 3,928 Options vested on the last day of each month thereafter. The Options have an expiration date of April 9, 2024.

In addition, the Issuer has granted to the Reporting Person Restricted Stock Units (“RSUs”) under the 2008 Plan as follows:

●	9,788 RSUs were granted under the 2008 Plan and vested in two equal installments, each of 4,894 shares, on November 30 and December 31, 2014. The shares of Common Stock underlying the RSUs will be issued upon request of the grantee.

●	79,848 RSUs were granted under the 2008 Plan and vest in 23 installments consisting of one installment of 6,654 shares on February 28, 2015 and 22 equal monthly installments of 3,327 shares each, commencing March 31, 2015. The shares of Common Stock underlying the RSUs will be issued upon request of the grantee.

The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,183,685 shares of Common Stock of the Issuer.

CUSIP No. 68403P203	Schedule 13D/A	Page 5 of 6 Pages

The Reporting Person has shared power, together with HTIT, to vote or direct the vote of 1,155,367 shares of Common Stock of the Issuer pursuant to the SPA as described in Item 6 below.

(c) The Reporting Person has not effected any transaction in the shares of Common Stock of the Issuer in the past 60 days.

(d) No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported above in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 30, 2015, the Issuer entered into the SPA with HTIT. Pursuant to Section 4.8 of the SPA, effective as of December 28, 2015, the Reporting Person will serve as proxy and attorney in fact of HTIT, with full power of substitution, to cast on behalf of HTIT all votes that HTIT is entitled to cast with respect to 1,155,367 shares of Common Stock (the “Purchased Shares”) at any and all meetings of the shareholders of the Issuer, to consent or dissent to any action taken without a meeting and to vote all the Purchased Shares held by HTIT in any manner the Reporting Person deems appropriate except for matters related to the Issuer’s activities in the People’s Republic of China, on which the Reporting Person will consult with HTIT before taking any action as proxy.

A copy of the SPA is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 10.1	Securities Purchase Agreement between Oramed Pharmaceuticals, Inc. and Hefei Tianhui Incubator of Technologies Co., Ltd., dated November 30, 2015.

CUSIP No. 68403P203	Schedule 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2015

/s/ Nadav Kidron
NADAV KIDRON